UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Deficiency or Failure to Satisfy a Continued Listing Rule or Standard;

On October 2, 2017, Yulong Eco-Materials, Limited. (the "Company") received a written notice from the Listing Qualifications department of The NASDAQ Stock Market LLC (the "Notice") indicating that the Company is not in compliance with the requirement for continued listing on The NASDAQ Capital Market to maintain a minimum Market Value of Publicly Held Shares (“MVPHS”) of $1,000,000, as set forth in Nasdaq Listing Rule 5550(a)(5). Based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this MVPHS requirement. The Notice indicated that the Company will be provided 180 calendar days in which to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at $1,000,000 or more for a minimum of ten consecutive business days, the NASDAQ Staff will provide the Company with written confirmation of compliance.

The Notice further provided that in the event the Company does not regain compliance with Rule 5550(a)(5) prior to the expiration of the 180 calendar day period, the NASDAQ Staff will provide the Company with written notification that the deficiency would constitute a basis for delisting from The NASDAQ Capital Market. As of the close on business on October 3, 2017, the Company’s consolidated closing bid price was $0.39, resulting in $2,226,450 in MVPHS, based on 5,430,365 shares in the public float.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: October 4, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

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